SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 4, 2007

By: /s/ H. Dale McSween

       H. Dale McSween, Interim Chief Executive Officer

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Intertape Polymer Group Inc.

9999 Cavendish Blvd., Suite 200

St. Laurent, Québec

H4M 2X5

Item 2

Date of Material Change

May 1, 2007

Item 3

News Release

Intertape Polymer Group Inc. (the “Company”) issued a press release through the facilities of CCN Matthews on May 2, 2007.

Item 4

Summary of Material Change

The Company announced that it has entered into an agreement to be acquired by an indirect wholly–owned subsidiary of Littlejohn Fund III, L.P. for US$4.76 per share.

Item 5

Full Description of Material Change

The Company and Littlejohn & Co., LLC announced that an indirect wholly-owned subsidiary of Littlejohn Fund III, L.P. will acquire all of the Company’s outstanding common shares at a price of US$4.76 per share in cash (the “Arrangement”) pursuant to a definitive agreement (the “Arrangement Agreement”) entered into by the Company and such subsidiary. Including net debt outstanding, the total transaction value is approximately US$500 million.

The non-management members of the Board of Directors of the Company, after considering a number of factors, have unanimously approved the Arrangement and agreed to recommend that the Company’s shareholders approve the proposed Arrangement.

Pursuant to the Arrangement, holders of the outstanding common shares of the Company would receive US$4.76 cash per share, which represents a 5.5% premium over the volume weighted average trading price on the NYSE over the 30 trading days prior to today’s announcement.

The transaction will be implemented by way of a court-approved plan of arrangement under Canadian law and accordingly, will be subject to the approval of two-thirds of the votes cast by the Company’s shareholders at a special meeting of shareholders anticipated to take place in late June 2007.  In addition, the Arrangement will require approval by the Superior Court of Quebec in the District of Montreal. The transaction will be subject to certain other customary conditions described in the Arrangement Agreement, including receipt of a limited number of regulatory approvals and no material adverse change in the Company’s business. The transaction is not subject to any financing condition. Littlejohn has received a commitment for the required debt financing and Littlejohn Fund III, L.P.  intends to fund the equity required to complete the transaction. It is anticipated that the Arrangement, if approved by the Company’s shareholders, will be completed early in the third quarter of 2007.

The Arrangement Agreement also provides for, among other things, a non-solicitation covenant on the part of the Company, a right in favour of Littlejohn to match any superior proposal and the payment of a termination fee to Littlejohn in the amount of US$5.9 million under certain circumstances.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

None.

Item 8

Executive Officer

For further information, please contact H. Dale McSween, Interim Chief Executive Officer at (941) 739-7510

Item 9

Date of Report

May 2, 2007